FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of November 2007 (report no. 1)

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

Results of 2007 Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on October 25, 2007, all the proposals were approved by the requisite votes.

Letter to Shareholders

Press  Release:  Tikcro Sends Letter to  Shareholders.
Dated: November 13, 2007. The press release is attached to this report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Tikcro Technologies Ltd.

                                       (Registrant)

                                       By:/s/ Adam M. Klein
Date: November 13, 2007                   -----------------------
                                          Adam M. Klein for Izhak Tamir,
                                          pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                  Description of Exhibit

99.1                     Press Release:  Tikcro Sends Letter to Shareholders.
                         Dated: November 13, 2007.